UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ravenwood Bourne, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
75443F103

(CUSIP Number)

Keith A. Rosenbaum, Esq.
SPECTRUM LAW GROUP, LLP
1900 Main Street, Suite 300
Irvine, California  92614
949-851-4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75443F103

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1.      Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)

 Bedrock Ventures, Inc.
 61-1514002
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           (a) |_|
                                                                           (b) |_|

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        3.      SEC Use Only

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4.      Source of Funds (See Instructions)
                 PF

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5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)
                                                                             |_|
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6.      Citizenship or Place of Organization
                 Minnesota, United States

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Number of	7.	Sole Voting Power
Shares		12,000,000 shares common
Beneficially
Owned by		------------------------------------------------------------
Each	8.	Shared Voting Power
Reporting		0
Person With		------------------------------------------------------------
	9.	Sole Dispositive Power
		12,000,000 shares common

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	10.	Shared Dispositive Power
		0
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11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                 12,000,000 shares common

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)
                                                                             |_|
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      13.      Percent of Class Represented by Amount in Row (11)
                 98.7%

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14.    Type of Reporting Person (See Instructions)
                 CO

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Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Ravenwood Bourne, Ltd, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is c/o 1900 Main Street, Suite 300, Irvine, California, 9264.

Item 2.    Identity and Background.

(a)           Name:  Bedrock Ventures, Inc.

(b)           Address:  855 Village Center Drive, Suite 151, North Oaks, MN 55127

(c)           Principal Business:  Investments

(d)           Criminal Proceedings: None

(e)           Civil Proceedings: None

Item 3.    Source and Amount of Funds or Other Consideration.

Bedrock Ventures, Inc. used its own funds for the purchase described in this report. The funds used for the purchase described herein were not borrowed by Bedrock Ventures, Inc. Prior to the purchase descried in this report Bedrock Ventures, Inc. did not have any ownership interest in the common stock of the Company.

Item 4.    Purpose of Transaction.

The purpose of the transaction was to enable Bedrock Ventures, Inc. to acquire control of the Company. In connection with that acquisition, the purpose of the transaction was also to obtain the necessary capital to redeem and repurchase the entire stock interest of Century Capital Partners, LLC, a Florida limited liability company, and Corporate Services International, Inc., a Delaware corporation, which consisted of a total of 11,200,000 shares. Immediately following the purchase by Bedrock Ventures, Inc. the entire amount paid by Bedrock Ventures, Inc. was then used by the Company to repurchase the 11,200,000 shares. All 11,200,000 were then cancelled and returned to the Company as authorized and unissued shares.

At the time of the transaction summarized in this report Bedrock Ventures, Inc, did not have any present plans that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D. However, Bedrock Ventures, Inc. is seeking a merger or acquisition partner which could result in a transaction under Item 4(a),(b), (d)or (g) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)           Bedrock Ventures, Inc. is the beneficial owner of 12,000,000 shares of Common Stock of the Company, representing 98.7% of the issued and outstanding Common Stock of the Company. Bedrock Ventures, Inc. does not own any options or other convertible rights.

(b)           Bedrock Ventures, Inc. has sole voting power over 12,000,000 shares of the Common Stock of the Company, and shared voting power over 0 shares of the Common Stock of the Company. Bedrock Ventures, Inc. has sole dispositive power over 12,000,000 shares of the Common Stock of the Company, and shared dispositive power over 0 shares of the Common Stock of the Company.

(c)           Bedrock Ventures, Inc. has not effected any transactions in the Common Stock of the Company during the past sixty (60) days.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Bedrock Ventures, Inc.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bedrock Ventures, Inc. acquired the 12,000,000 shares of Company Common Stock for $275,000. In connection with this transaction the Company and Bedrock Ventures, Inc. entered into a Stock Purchase Agreement. The Stock Purchase Agreement provided for the issuance of the 12,000,000 shares and the payment of the $275,000. The Stock Purchase Agreement also contained representations and warranties of the Company, as well as affirmative and negative covenants imposed by Bedrock Ventures, Inc. and accepted as obligations of the Company. The Stock Purchase Agreement also contained representations and warranties of Bedrock Ventures, Inc., as well as affirmative and negative covenants imposed by the Company and accepted as obligations of Bedrock Ventures, Inc. The securities issued pursuant to the Stock Purchase Agreement were acquired by Bedrock Ventures, Inc. in a transaction meeting the requirements of Section 4(2) and/or Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from the registration requirements. The foregoing descriptions of the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Stock Purchase Agreement.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:         Stock Purchase Agreement, dated 31 March 2010, between Bedrock Ventures, Inc. and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 16 April 2010

________________________________
FOTIS GEORGIADIS, CEO/President of
BEDROCK VENTURES, INC.